Mediasciences.com  ∙  NASDAQ: MSII

February 26, 2010

VIA FACSIMILE & EDGAR
Attn. John Hartz, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC, 20549

RE:         Media Sciences International, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
File No. 1-16053

Dear Mr. Hartz:

Media Sciences International, Inc, (the "Company") is in receipt of your comment letter dated February 1, 2010.  We appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

Below are our responses to the comments and questions raised in your letter:

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009
Item 7.  Management’s Discussion and Analysis, page 27

Critical Accounting Policies and Estimates, page 35
Goodwill and Impairments, page 37.

1.	In future filings, we will expand our disclosures to discuss the specific factors we considered in determining that our stock price was not representative of the Company’s fair value.

2.	Please see the attached Exhibit A which reflects the requested proposed revisions we would make to future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009
Item 2.  Management’s Discussion and Analysis, page 22

3.
If in the future we provide non-GAAP measures, we will comply with the provisions of Section 10(e) of Regulation S-K and Compliance and Disclosure Interpretations: Non-GAAP Financial Measures dated January 15, 2010.

Again, we appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

Sincerely,

/s/ Kevan D. Bloomgren
Kevan D. Bloomgren
Chief Financial Officer

 8 Allerman Rd.   ∙   Oakland, NJ 07436   ∙   p: 201.677.9311   ∙   f: 201.677.0007

Exhibit A

ITEM 7.                MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (relevant excerpts)

CRITICAL ACCOUNTING POLICIES AND ESTIMATE

Goodwill and Long-Lived Asset Impairment

The excess of the purchase consideration over the fair value of the net assets of acquired businesses is considered to be goodwill.  Under authoritative guidance, purchased goodwill is not amortized, but rather, periodically reviewed for impairment.  We have remaining net goodwill and net acquired intangible assets of approximately $3.58 million at June 30, 2009 and 2008.  This goodwill resulted from the acquisition of substantially all of the assets of ultraHue, Inc. in 1999.  We test goodwill for impairment at the reporting unit level.  We have determined that we have only one reporting unit.

We review goodwill annually at our fiscal yearend and whenever events or changes in circumstances indicate the carrying value may not be recoverable.  Under authoritative guidance we are required to follow the two-step impairment test of goodwill.  In the first step, we compare the fair value of our reporting unit to its carrying value.  We determine the fair value of our reporting unit based on an income approach using a discounted cash flow methodology.  This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, determination of our weighted average cost of capital for purposes of establishing a discount rate, and relevant market data.  If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is not impaired and we are not required to perform further testing.  If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of impairment testing in order to determine the implied fair value of the reporting unit’s goodwill.  If the carrying value of a reporting unit’s goodwill exceeds its implied fair value then we record an impairment loss equal to the difference. Based on our valuation results, we determined that the fair value of our reporting unit ranged from 202% to 240% of its carrying value based on a range of discounted cash flow assumptions, which are discussed in detail below.  Therefore, management determined that no goodwill impairment charge was required as of June 30, 2009.

Market capitalization is a relevant and objective, but not conclusive, indicator of the Company’s fair value considered in our evaluation of goodwill impairment.  During its fiscal 2009 year, the Company’s closing stock price fluctuated from a low of $0.12 to a high of $2.30.  As directed by authoritative guidance, we evaluated the trading activity in the Company’s common stock, including bid-ask spreads and the significant decline in trading volumes.  Based on this evaluation, we concluded that it would not be appropriate to place reliance on the stock prices we observed as being representative of the Company’s fair value.  In particular, we noted that the volume had significantly decreased and transactions may not be orderly.  Accordingly, at this measurement date we placed reliance on a projected discounted cash flow method.

During the fall of 2008, our market capitalization declined significantly, along with that of other public companies in and outside of our industry as a result of declining worldwide economic conditions caused by the tightening of global credit markets.  The Company’s stock has traded below net book value per share over the past two quarters.  We do not believe the recent general downturn in the U.S. and global equity markets is representative of any fundamental change in our business.  The global recession has generally impacted both the timing and size of our customer orders.  In addition to this, we believe that we saw in our fiscal second and third quarters the effects of inventory level contractions at many of our distribution customers.  As an aftermarket manufacturer of quality business products we experience a confluence of positive as well as negative implications from the general economic environment.  On one hand, we believe that the theme of heightened emphasis on corporate cost reduction plays well to our strengths as a quality and value alternative to the OEM product.  Here we are seeing some encouraging signs of corporate activity in assessing lower cost printing procurement options.  However, to date this activity has not materialized into significant incremental revenue.  On the other hand, corporate headcount reductions and a reduced level of economic activity do adversely impact consumption of color consumables as

Exhibit A

fewer pages are printed and greater substitution occurs with less expensive monochrome printing.  Accordingly, based on these factors, current results, and anticipated new product introductions, the recent economic environment did not materially impact our future revenue outlook.

Our discounted cash flow projections were based on a five-year financial forecast. The five-year forecast was based on annual financial forecasts developed internally by management for use in managing our business. The significant assumptions of these five-year forecasts which were used in determining fair value of our single reporting unit included:
•	annual revenue growth rates ranging from 7% to 12%, which are lower than our recent historical growth rates;
•	gross margins ranging between 41% and 45%, which are lower than or similar to our recent historic gross margins;
•	euro and British pound exchange rates to the U.S. dollar remain materially similar to levels prevailing during the period of testing;
•	terminal values ranging from 6 to 9 times cash flows, inclusive of an estimated control premium; and
•	future cash flows were discounted to present value using an end-of-year convention and a discount rate of 13%, based on the Company’s calculated weighted-average cost of capital.

We believe these estimated assumptions are appropriate for our circumstances, in-line with or below our historical results and consistent with our forecasted long-term business model.  These assumptions also have considered the current economic environment.  However, due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that the forecasts we use to support our goodwill and other intangible assets could change in the future.  Changes in these estimates and assumptions, including changes in our reporting structure, could materially affect our determinations of fair value.   Accordingly, there can be no assurance that our estimates and assumptions made for purposes of our goodwill impairment testing for the year ended June 30, 2009 will prove to be accurate predictions of the future.

 If our estimates and assumptions are not materially achieved, we may be required to record goodwill impairment charges in future periods, whether in connection with the next annual impairment testing at the end of fiscal 2010 or prior to that, if any such change constitutes a triggering event outside of the quarter from when the annual goodwill impairment test is performed.  It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.  Reference should also be made to our “Risk Factors,” where we specifically discuss: “If we determine that any of our goodwill or intangible assets, including technology purchased in acquisitions, are impaired, we would be required to take a charge to earnings, which could have a material adverse effect on our financial condition and results of operations.”

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the life of the asset may need to be revised.  Factors we consider important which could trigger an impairment review include the following:
•	significant negative industry or economic trends;
•	significant decline in our stock price for a sustained period;
•	our market capitalization relative to net book value; and
•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business.

When we determine that the carrying value of intangibles or long-lived assets may not be recoverable, based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method. We determined that there was no impairment as of June 30, 2009 and 2008.